
                                          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                        ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                       Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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 FORM 5
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[ ] Check box if no longer
    subject to Section 16.
    Form 4 or Form 5
    obligations may
    continue. See
    Instruction 1(b).
[ ] Form 3 Holdings Reported
[ ] Form 4 Transaction Reported

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 1. Name and Address of Reporting Person*  2. Issuer Name and Ticker or Trading Symbol        6. Relationship of Reporting Persons
  Troyna         Lawrence           J                                                            to Issuer
------------------------------------------    Fields Aircraft Spares, Inc. (FASI)                   (Check all applicable)
     (Last)     (First)     (Middle)                                                             X Director             _ 10% Owner
            128 Mount Street                                                                      Officer (give title  _ Other
------------------------------------------                                                                  below)        (specify
             (Street)                                                                                                      below)
  London           U.K.        W1Y 5HA931
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      (City)      (State)      (Zip)       3. IRS Identification 4. Statement for Month/Year  7. Individual or Joint/Group Reporting
                                            Number of Reporting           01/01/99                (check applicable line)
                                            Person, if an Entity ---------------------------  X Form Filed by One Reporting Person
                                              (Voluntary)        5. If Amendment, Date of     _ Form Filed by More than One
                                                                    Original (Month/Year)       Reporting Person

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                                                  Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1.Title of Security                        2.Trans-   3.Trans-  4.Securities Acquired (A) 5.Amount of    6.Owner-      7.Nature of
  (Instr.3)                                  action     action    or Disposed of (D)        Securities     ship          Indirect
                                             Date       Code      (Instr. 3, 4 and 5)       Beneficially   Form:         Beneficial
                                             (Month/    (Instr. -------------------------   Owned at       Direct        Ownership
                                             Day/Year)  8)                  A               End of         (D) or        (Instr. 4)
                                                                  Amount    or   Price      Issuer's       Indirect
                                                                            D               Fiscal Year    (I)
                                                                                           (Instr. 3 & 4)  (Instr. 4)
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       Common Shares                                                                         36,927            D
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       Common Shares                                                                         20,000(1)         I         By Spouse
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* If the Form is filed by more than one reporting person, see instruction 4(b)(v).                                           (Over)


FORM 5 (continued)

                             Table II  Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                     (e.g., puts, calls, warrants, options, convertible securities)
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1.Title of     2.Conver-   3.Trans-  4.Trans-  5.Number of   6.Date Exer-     7.Title and  8.Price   9.Number  10.Owner-   11.Nature
  Derivative     sion or     action    action    Derivative    cisable and      Amount of    of        of Deri-   ship of     of In-
  Security       Exercise    Date      Code      Securities    Expiration       Underlying   Deri-     vative     Deriva-     direct
  (Instr. 3)     Price of   (Month/   (Instr.    Acquired      Date (Month/     Securities   vative    Secur-     tive        Bene-
                 Deri-       Day/      8)        (A) or        Day/Year)        (Instr. 3    Secu-     ities      Security:   ficial
                 vative      Year)               Disposed                       and 4)       rity      Benefi-    Direct      Owner-
                 Security                        of (D)      -----------------------------   (Instr.   cially     (D) or      ship
                                                 (Instr.3,   Date    Expir-        Amount or 5)        Owned      Indirect   (Instr.
                                                 4, and 5)   Exer-   ation   Title Number of           at End     (I)         4)
                                                -----------  cisable Date          Shares              of Year    (Instr.4)
                                                 (A)    (D)                                            (Instr.4)
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Options to
acquire                                                                      Common
Common Shares   $10.00      02/13/98    A        20,000         (2)  2/13/03 Shares  20,000            20,000        D
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Options to
acquire                                                                      Common
Common Shares   $10.00      11/04/98    D(3)           20,000   (2)    (2)   Shares  20,000                 0        D
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Options to
acquire                                                                      Common
Common Shares   $ 8.25      11/04/98    D(3)           20,000   (4)  8/28/02 Shares  20,000                 0        D
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Options to
acquire                                                                      Common
Common Shares   $10.00      11/04/98    D(3)           48,400   (5) 12/31/99 Shares  48,400            38,600        D
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Explanation of Responses:
(1) The reporting person disclaims beneficial ownership of all  securities held  by spouse, and this  report should not be deemed an admission that the reporting person is the  beneficial owner of such  securities for purposes  of Section 16  or for  any  other purpose.
(2) One half of the options vest on or after February 13, 1999 and February 13, 2000, respectively, based upon Company performance.
(3) Cancellation of options as part of termination agreement.
(4) One half of the options are exercisable on or after August 27, 1998, and August 27, 1999, respectively.
(5) 48,400 options granted August 7, 1997 were cancelled as part of termination agreement and the exercise period was changed.


** Intentional misstatements or omissions of facts constitute                          /s/ Lawrence J. Troyna              02/15/99
   Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).              --------------------------------    --------
                                                                                       ** Signature of Reporting Person      Date
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.